

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 10, 2011

Mr. Michael C. Coffman
Chief Executive Officer
Panhandle Oil and Gas, Inc.
5400 North Grand Boulevard
Grand Centre, Suite 300
Oklahoma City, OK 73112

Re: Panhandle Oil and Gas, Inc.
Form 10-K for Fiscal Year Ended September 30, 2010
Filed December 9, 2010
File No. 1-31759

Dear Mr. Coffman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended September 30, 2010

Note 11. Supplementary Information on Oil and Gas Reserves (Unaudited), page 68

1.   We note your disclosures indicating that your estimates of proved reserves were prepared using "generally accepted geological and engineering methods." We also note reference to "the use of standard geological and engineering methods generally accepted by the petroleum industry" is found in the reserve report prepared by your third party engineers, DeGolyer and MacNaughton.   While we understand that there are fundamentals of physics, mathematics and economics that are applied in the estimation of reserves, we are not aware of an official industry compilation of generally accepted petroleum engineering and evaluation principles. With a view toward disclosure, please consult with your third party engineers and then explain to us the basis for their concluding that such principles have been sufficiently established so as to judge that the reserve information has been prepared in conformity with them. And if this is their view, please refer us to their source of this compilation of principles.

2.   We note your disclosure that a significant addition of proven undeveloped reserves ("PUDs") resulted from the implementation of the Securities and Exchange Commission's "Modernization of Oil and Gas Reporting Rules". We also note the increase in the amount of 32,476 Mmcfe attributed to extension and discoveries related to your PUDs. Please revise your disclosure and tell us in more detail which rules impacted your PUDs and specifically how they resulted in the significant impact on your related extensions and discoveries.

3.   We note your disclosure that all PUD locations are expected to be drilled prior to the end of 2015. To comply with Item 1203(d) of Regulation S-K, please be more specific and tell us if there are any PUDs that will remain undeveloped for five years or more after disclosure as proved undeveloped reserves. For example, tell us if your PUD balance for September 30, 2008 will be converted to proved developed reserves within five years or prior to the end of 2013, and if not, explain the reasons why they will remain undeveloped.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Carroll at (202) 551-3362 or Kim Calder at (202) 551-3701 if you have any questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief